Filed pursuant to Rule 433

Registration File No. 333-219855

Pricing Term Sheet

Pricing Term Sheet

Lear Corporation

$375,000,000 4.250% Senior Notes due 2029

$325,000,000 5.250% Senior Notes due 2049

April 29, 2019

The information in this pricing term sheet supplements Lear Corporation’s preliminary prospectus supplement, dated April 29, 2019 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Lear Corporation
	2029 Notes	2049 Notes
Title of Security:	4.250% Senior Notes due 2029	5.250% Senior Notes due 2049
Offering Format:	SEC Registered	SEC Registered
Expected Ratings*:	Baa2 / BBB-	Baa2 / BBB-
Trade Date:	April 29, 2019	April 29, 2019
Settlement Date:	May 1, 2019 (T+2)	May 1, 2019 (T+2)
Aggregate Principal Amount:	$375,000,000	$325,000,000
Maturity Date:	May 15, 2029	May 15, 2049
Coupon:	4.250%	5.250%
Benchmark Treasury:	UST 2.625% due February 15, 2029	UST 3.375% due November 15, 2048
Benchmark Treasury Price and Yield:	100-24 / 2.538%	108-02 / 2.963%
Spread to Benchmark Treasury:	+175 basis points	+240 basis points
Yield to Maturity:	4.288%	5.363%
Price to Public:	99.691% of aggregate principal amount	98.320% of aggregate principal amount
Net Proceeds to Issuer (before expenses):	$373,841,250	$319,540,000
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2019	May 15 and November 15, commencing November 15, 2019
Optional Redemption:

Prior to February 15, 2029 (three months prior to the maturity date of the Notes), we may at our option redeem some or all of the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date plus a “make-whole” premium, if any, at UST + 30 basis points.

At any time on or after February 15, 2029, we may redeem at our option, some or all of the Notes, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the redemption date.

Prior to November 15, 2048 (six months prior to the maturity date of the Notes), we may at our option redeem some or all of the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date plus a “make-whole” premium, if any, at UST + 40 basis points.

At any time on or after November 15, 2048, we may redeem at our option, some or all of the Notes, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the redemption date.

Change of Control Triggering Event:	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.
CUSIP/ISIN:	521865 BA2 / US521865BA22	521865 AZ8 / US521865AZ81
Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	BNP Paribas Securities Corp.	BNP Paribas Securities Corp.
	MUFG Securities Americas Inc.	MUFG Securities Americas Inc.
	RBC Capital Markets, LLC	RBC Capital Markets, LLC
	SG Americas Securities, LLC	SG Americas Securities, LLC
	SMBC Nikko Securities America, Inc.	SMBC Nikko Securities America, Inc.
Co-Managers:	BBVA Securities Inc.	BBVA Securities Inc.
	Citizens Capital Markets, Inc.	Citizens Capital Markets, Inc.
	Commerz Markets LLC	Commerz Markets LLC
	PNC Capital Markets LLC	PNC Capital Markets LLC
	UniCredit Capital Markets LLC	UniCredit Capital Markets LLC
	U.S. Bancorp Investments, Inc.	U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC relating to this offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained by contacting (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) HSBC Securities (USA) Inc. at 1-866-811-8049 or (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533.

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